4Q 2025 Results

LATAM reports US$1.5 billion net income alongside 8.2% capacity increase for the full year, reflecting continued profitable growth

Santiago, Chile, February 3, 2026 – LATAM Airlines Group S.A. (NYSE: LTM; SSE: LTM) announced today its consolidated financial results for the fourth quarter ending December 31, 2025. References to "LATAM", "LATAM Airlines Group", the “Company” or the "parent company" pertain to LATAM Airlines Group S.A., and references to “LATAM group,” “we,” “us,” “our,” or the “group” refer to LATAM Airlines Group S.A. and its consolidated affiliates, both passenger and cargo affiliates. LATAM prepares its financial statements under IFRS as issued by the IASB, however, for ease of presentation and comparison, the Income Statement in this report is presented in an adapted US Format. On some occasions, adjustments to these Income Statement figures are made for Special Items. A table reconciling the figures adjusted for Special Items to their as-reported IFRS figures can be found at the end of the report. All figures in this report are expressed in U.S. dollars. Percentages and certain U.S. dollar, Chilean peso and Brazilian real amounts contained in this report have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding. The Brazilian real / U.S. dollar average exchange rate for the quarter was BRL 5.39 per USD (compared to BRL 5.83 per USD in 4Q 2024).

HIGHLIGHTS

Key Financial Results and Indicators	FY25	FY24	Var.
Total Revenues (US$ million)	14,495	13,034	+11.2%
Adjusted EBITDAR (US$ million)	4,091	3,108	+31.6%
Adjusted EBITDAR Margin	28.2%	23.8%	+4.4pp
Adjusted Operating Income (US$ million)	2,355	1,660	+41.8%
Adjusted Operating Margin	16.2%	12.7%	+3.5pp
Net Income attributable to owners of the parent company (US$ million)	1,460	977	+49.4%
Net Income Margin	11.2%	6.9%	+4.3pp
Diluted Earnings per ADS (US$)	4.95	3.23	+53.3%
Passenger RASK (US$ cents)	7.4	7.1	+3.8%
Adjusted Passenger CASK ex-fuel (US$ cents)	4.4	4.2	+4.6%

•LATAM group transported 87.4 million passengers in 2025, supported by an 8.2% increase in capacity, consolidating its operation as the largest airline group in the Southern Hemisphere. On average every day over 239,000 passengers choose to fly LATAM group affiliate airlines, reflecting strong customer preference.

•LATAM group's cargo affiliates transported over 1 million tons in 2025 as the largest cargo group in the region.

•LATAM generated US$4.1 billion in adj. EBITDAR during 2025, a 31.6% increase versus 2024, with an adj. EBITDAR margin of 28.2%, marking a 4.4pp expansion. Fourth quarter adj. EBITDAR reached US$1.1 billion with a margin of 28.6%, demonstrating continued strength in operational performance and cash generation.

•Full year net income attributable to owners of the parent company totaled US$1.5 billion, representing an 11.2% net income margin and an increase of 49.4% versus 2024 results, demonstrating LATAM's ability to convert strong operational performance into bottom-line growth.

•Strong cash generation of US$1.4 billion during 2025 enabled LATAM to allocate US$585 million to share repurchases. Separately LATAM distributed US$400 million interim dividend in December, in addition to US$293 million in statutory dividends paid in the second quarter, all while maintaining balance sheet strength.

•During 2025, LATAM group was recognized with multiple international awards for its industry-leading performance and customer experience. In December, the group received the "Most Improved Brand" distinction globally and "Design Airline of the Year - South America" from TheDesignAir™, marking its eighth regional win. These accolades complement LATAM's fourth consecutive "Five-Star Global Airline" recognition from APEX and its sixth consecutive "Best Airline in South America" award from Skytrax. On the cargo side, LATAM Cargo Group was named "Cargo Airline of the Year 2025" by Air Cargo News, the only South American winner across all categories, recognizing its operational excellence, innovation, and customer service.

4Q 2025 Results

MANAGEMENT COMMENTS - FULL YEAR 2025

LATAM delivered a strong close to 2025 with results that reflect the structural strength LATAM group has built over the past three years. At the center of these achievements are the more than 41,000 people employed by the different affiliates of the group, whose daily commitment at every customer touchpoint and behind the scenes is what differentiates LATAM group. During 2025, organizational climate, motivation and commitment measured by the Organizational Health Index (OHI), reached a record 83 points, pushing LATAM group into the top decile of the global benchmark for the first time.

The culture of passionate and committed people translates directly into the experience passengers have. The group's Net Promoter Score (NPS) reached 54 points for the full year, an increase of 3 points versus 2024 and the highest full-year result for the group, validating that when employees are engaged and motivated, customers perceive it in every interaction.

"We closed 2025 satisfied with the progress made in the consolidation of LATAM. The results reflect a strengthened business model, supported by a differentiated value proposition, consistent operational execution and financial discipline, which has enabled the group to grow profitably and sustainably”, said Roberto Alvo, CEO of LATAM Airlines Group.

Over the past few years, LATAM has demonstrated year-over-year margin expansion, independent of favorable industry cycles. It is the consequence of a differentiated value proposition based on three pillars - choice, dependability, and care - alongside a focus on cost efficiency and profitability. These elements resonate across the markets where the group operates, with strong and consistent results across geographies, demonstrating that LATAM group's performance is broad-based, not dependent on a single market.

The evolution of the premium segment illustrates the strength of this strategy. Premium revenues in 2025 represent nearly double those of 2019—a leap that validates LATAM group's success in differentiating its product. This is not simply a strategy of adding premium seats; it is the result of superior and consistent execution at every touchpoint, from the decision to fly with LATAM group until bags arrive at their final destination. The fourth quarter launch of the redesigned premium business cabin experience is the most recent update to customer experience. Upcoming initiatives, including the rollout of Wi-Fi on board wide-body aircraft starting in 2026, the Premium Comfort cabin in 2027 and the a new Signature Lounge in São Paulo.

The strength of LATAM's premium performance is complemented by equally disciplined cost control to support margin expansion. The group maintains a relentless focus on operational efficiency, with hundreds of active initiatives at any given time driving continuous improvements across every aspect of the operation. From optimizing aircraft utilization to streamlining maintenance processes, LATAM group continuously finds ways to do more with less without compromising the customer experience.

The outcome of this dual focus on revenue quality and cost efficiency translate directly into financial strength. The group generated over US$1.5 billion in adjusted levered free cash flow during 2025, enabling the distribution of a US$400 million interim dividend in December, while simultaneously strengthening the balance sheet. Adjusted net leverage improved to 1.5x, and liquidity remained robust at 25.7% of last twelve months revenues. This financial position provides LATAM undisputed strength—the capacity to invest in growth, technology, and customer experience.

4Q 2025 Results

MANAGEMENT DISCUSSION AND ANALYSIS OF FOURTH QUARTER 2025 RESULTS

Total operating revenues amounted to US$3,949 million in the fourth quarter, an increase of 16.3% compared to the same period of 2024, explained by a 20.3% increase in passenger revenues and a 9.6% decrease in cargo revenues. For the fourth quarter of 2025, passenger and cargo revenues represented 87.4% and 10.8% of total operating revenues, respectively.

•Passenger revenues amounted to US$3,450 million in the fourth quarter, increasing 20.3% versus the same period of 2024. Passenger unit revenue (PRASK) reached US$7.8 cents, representing an 11.7% increase versus the same period of 2024, alongside 7.7% capacity growth, signaling robust yield performance and strong premium revenue growth.

•Cargo revenues amounted to US$425 million in the fourth quarter, decreasing 9.6% versus the same period of 2024, as market conditions normalized following the strong performance in late 2024. Cargo capacity, measured in ATKs, remained essentially flat, while cargo unit revenue (RATK) decreased 9.4% year-over-year.

•Other income amounted to US$74 million in the fourth quarter, an increase of US$17 million compared to the same period of 2024, supported by strong performance in ancillary services sales LATAM Travel business.

Total adjusted operating expenses reached US$3,288 million during the quarter, increasing 12.1% versus 4Q24. This increase was primarily driven by an 7.7% expansion in passenger operations, and the appreciation of local currencies, mainly the Brazilian real (BRL) which strengthened approximately 8% versus the U.S dollar, and partially offset by a 2.1% reduction in average jet fuel prices (including hedges). Adjusted passenger CASK ex-fuel rose 7.9% to US$4.7 cents in the quarter with local currency appreciation contributing approximately US$0.2 cents to the increase, and another US$0.2 cents related to other non-recurring costs in wages and benefits, which include a special, one-time bonus. For the full year 2025, adjusted passenger CASK ex-fuel was US$4.4 cents, in line with the company's updated guidance range for 2025.

The changes in adjusted operating expenses during the quarter were mainly explained by:

•Wages and benefits rose 31.2% year-over-year, influenced by an efficient growth of approximately 2,500 additional employees on average supporting operational growth. The increase was further amplified by the appreciation of the local currencies, and higher compensation paid by the respective affiliates to their employees, including a special, one-time bonus of US$40 million in recognition of the strong results in recent years. Additionally, there was a reversal of a provision related to the concept entitled Corporate Incentive Plan totaling US$13 million.

•Aircraft fuel costs increased 4.1% versus the same period of 2024, driven by a 2.1% decrease in the average jet fuel price (including hedges) and partially offset by a 6.3% increase in fuel consumption associated with the expansion of operations.

•Commissions to agents increased 36.8% compared to 4Q24, primarily driven by higher corporate sales volumes, greater mix of international segment revenues, and passenger RASK expansion of 11.7% year-over-year.

•Depreciation and amortization increased 16.3% versus 4Q24, primarily due to a higher average number of aircraft in the fleet. During the fourth quarter of 2025, LATAM group operated an average of 368 aircraft, up from 344 aircraft in the same period of last year. The increase also reflects the incorporation of newer and higher-value aircraft as part of the fleet renewal strategy.

•Other rental and landing fees increased 13.4% year-over-year, mainly due to higher operational activity and the appreciation of local currencies, particularly the Brazilian real.

•Passenger services expenses rose 17.9% versus the same period of 2024, driven by growth in international passenger traffic and an increased segment of premium travelers.

•Maintenance expenses totaled US$265 million, corresponding to a 13.3% increase versus 4Q24, primarily a result of the increase of the operation and fleet expansion.

4Q 2025 Results

•Other operating expenses remained flat, increasing only 0.2% compared to 4Q24, and amounted to US$422, driven primarily by higher software and infrastructure services, marketing, selling expenses and crew variable costs, and offset by lower booking system costs and tax contingencies.

•Other gains and losses totaled a US$18 million loss for the fourth quarter, explained by labor contingencies in Argentina.

Non-operating results

•Interest income amounted to US$46 million in the quarter, increasing US$12 million year-over-year due to higher average cash balances compared to 4Q24.

•Interest expense decreased 48.6% versus 4Q24, to US$157 million. The prior year quarter included a US$134 million one-time charge related to the liability management exercise completed in October 2024, while the current quarter reflects a significant interest expense decrease resulting from the lower cost of debt.

•Foreign exchange gains and losses amounted to US$5 million in profit in the fourth quarter of 2025, primarily driven by the depreciation of the Brazilian real from BRL 5.32 per USD in September 30, 2025 to BRL 5.50 per USD on December 31, 2025.

•Result of indexation units amounted to US$0.05 million in the quarter.

•Net income attributable to the owners of the parent company during the quarter amounted to US$484 million, an increase of 78.1% year-over-year. Net income attributable to owners of the parent company serves as the basis for calculating dividend distributions.

4Q 2025 Results

LIQUIDITY AND FINANCING

LATAM Airlines Group ended the period with cash and cash equivalents of US$2,150 million (+9.8% vs December 31, 2024). Throughout the year, LATAM has generated more than US$1,382 million in cash, prior to share repurchases for US$585 million. Separately, LATAM distributed dividends totaling US$693 million, US$293 million in statutory dividends in the second quarter and a US$400 million interim dividend approved in December. Additionally, LATAM has US$1,575 million in available and fully undrawn revolving credit facilities (“RCF”). Liquidity as a percentage of revenues of last twelve months stood at 25.7%.

At year end, LATAM had a financial debt of US$4.3 billion and lease liabilities of US$3.8 billion, resulting in a total accounting debt of US$8.1 billion and net debt of US$5.9 billion. At the end of the period, LATAM's adjusted net leverage stood at 1.5x.

Debt Composition	Nominal Debt (million)	Accounting Debt (million)	Interest Rate	Maturity
2030 Senior Secured Notes	US$1,400	US$1,398	7.875%	2030
2031 Senior Secured Notes	US$800	US$814	7.625%	2031
Spare Engine Facility	US$275	US$276	Term SOFR 3M + 2.1%	2028
UF Bond	US$164	US$165	UF + 2.0%	2042
Fleet Financial Debt	US$1,643	US$1,642	5.37%	—
Total Financial Debt	US$4,283	US$4,296	6.60%	—

MARKET RISKS MANAGEMENT

LATAM’s fuel hedging policy has the main objective of protecting against medium-term liquidity risk from fuel price increases, while benefiting from fuel price reductions. Accordingly, LATAM hedges a portion of its estimated fuel consumption. Hedge positions per quarter for the next 12 months, as of January 30, 2025, are shown in the table below:

Fuel hedging	1Q26	2Q26	3Q26	4Q26
Hedge positions
Estimated Fuel consumption hedged	48%	44%	31%	22%

On the other hand, LATAM’s foreign exchange risk mainly comes from operations in currencies other than its functional currency, the US dollar. The largest operational cash flow exposure comes from the concentration of businesses in Brazil by LATAM Airlines Brazil, which are mostly denominated in Brazilian real. To a lesser degree, LATAM is also exposed to other currencies like the Euro, British pound, and several Latin American currencies. BRL cash flow hedge positions per quarter for the next months, as of January 30, 2025, are shown in the table below:

FX hedging (BRL)	1Q26	2Q26	3Q26	4Q26
Hedge positions
Estimated cash flow mismatch hedged	56%	38%	20%	2%

4Q 2025 Results

LATAM FLEET PLAN

LATAM group’s fleet consists of 291 Airbus narrow-body aircraft, three Airbus wide-body aircraft under short-term leases, 57 Boeing wide-body aircraft and 20 Boeing cargo freighters, totaling 371 aircraft. During the fourth quarter, the group received five A320Neo, two A321Neo and one B787-9. In total, 26 aircraft were received during the year, including 21 A320Neo, three A321Neo, one B787-9, and one A330 under a short-term lease.

As of the date of publication, LATAM group has fleet commitment agreements with Airbus, Boeing, and Embraer for new aircraft. Additionally, the group has signed several contracts with lessors to receive narrow-body aircraft and Boeing wide-body aircraft in the coming years, as detailed below:

Fleet Plan	2025	Projected as of the end of each year
		2026	2027	2028
Passenger Aircraft
Narrow Body
Airbus Ceo Family	223	223	210	198
Airbus Neo Family	68	94	109	144
Embraer E2 Family		12	24	24
Total NB	291	329	343	366

Wide Body
Boeing 787	38	41	41	47
Other	22	21	19	19
Total WB	60	62	60	66

TOTAL	351	391	403	432

Cargo Aircraft
Boeing 767-300F	20	19	19	19
TOTAL	20	19	19	19

TOTAL FLEET (end of the period)	371	410	422	451

AVERAGE FLEET	358	388	419	433

Note: This fleet plan considers LATAM group's best estimates for committed arrivals, current decisions regarding aircraft sales, retirements and lease extensions. In the Financial Statements, Note 13 describes the aircraft that are currently held for sale.

4Q 2025 Results

2026 GUIDANCE

Guidance for the full year 2026 was issued on December 3, 2025, as detailed below:

Indicator	Guidance	2026E

Operating Indicators	Total ASK Growth vs 2025	8.0	% -	10.0%
	Domestic Brazil ASK Growth vs 2025	6.0	% -	8.0%
	Domestic Spanish Speaking Countries ASK Growth vs 2025	5.0	% -	7.0%
	International ASK Growth vs 2025	11.0	% -	13.0%
	Total ATK Growth vs 2025	5.0	% -	7.0%

Financial Indicators	Revenues (US$ billion)	15.5 -		16.0
	Adjusted CASK ex fuel[1] (US$ cents)	4.75 -		4.95
	Adjusted Passenger CASK ex fuel[1] (US$ cents)	4.30 -		4.50
	Adjusted Operating Income[2] (US$ billion)	2.35 -		2.65
	Adjusted Operating Margin[2]	15.0	% -	17.0%
	Adjusted EBITDA[2] (US$ billion)	4.20 -		4.60
	Adjusted EBITDA Margin[2]	27.0	% -	29.0%
	Adjusted Levered Free Cash Flow[3] (US$ billion)	>1.7
	Liquidity[4] (US$ billion)	>5.0
	Total Net Debt[5] (US$ billion)	<6.2
	Total Net Debt/Adjusted EBITDAR (x)	≤1.4x

	Assumptions
	Average exchange rate (BRL/USD)	5.5
	Jet fuel price[6] (US$/bbl)	90
1) Adjusted CASK ex-fuel includes adjustments to add back the effect of other gains and losses and employee compensations associated with the Corporate Incentive Plan. Adjusted Passenger CASK ex fuel is further adjusted to exclude cargo costs associated with belly and freighter operations.
2) Adjusted Operating Income excludes other gains and losses and employee compensations associated with the Corporate Incentive Plan. Adjusted EBITDA is further adjusted to exclude foreign exchange gains and results of indexation units
3) Adjusted Levered Free Cash Flow calculated as the sum of net cash (outflow) inflow from operating and investing activities, adding payments from lease liabilities (amortization and interest) and financing predelivery payments, excluding amounts raised from the sale of property, plant and equipment, adding aircraft and non-aircraft financing interest.
4) Liquidity is defined as Cash and Cash Equivalents and undrawn, committed revolving credit facilities. Assumes a minimum statutory dividend distribution equivalent to 30% of net income.
5) Total Net Debt includes operating lease liabilities, financial leases and other financial debt, and net of Cash and Cash Equivalents. Assumes a minimum statutory dividend distribution equivalent to 30% of net income.
6) The jet fuel price projection does not include into-wing cost.
Note on forward-looking assumptions, outlooks and expectations are not facts but rather a good faith estimate of reality based on selected information believed to be reasonable. However, reality may differ from assumptions, outlooks and expectations. This report also contains forward-looking statements. Such statements may contain words such as “could,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM's current plans, estimates and projections and, therefore, you should not place undue reliance on such statements or the estimates arising from them. Forward-looking statements involve known and unknown inherent risks, uncertainties and other factors, many of which are beyond LATAM's control and are difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. The financial information contained herein does not constitute or replace in any way the submission of the corresponding financial statements of the Commission for the Financial Market (CMF) and the market, in terms of their content requirements, applicable procedures and deadlines of submission corresponding to the CMF in accordance with current regulations. These factors and uncertainties include in particular those described in documents we have filed with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update any of them, whether as a result of new information, future events or any other factor. Our results may not be indicative of future performance, which remains subject to a number of uncertainties, including the risks disclosed in our annual report on Form 20-F, which was filed on March 13, 2025, and especially the risks and uncertainties associated with global developments, including the conflicts in the Middle East, the more recent country-specific tariffs imposed by the U.S. Commerce Department for goods imported in the United States and the retaliatory measures imposed in response by certain countries, and its impact on the currency exchanges, the worldwide supply chain and the availability of inventory and the prices of goods in general in commerce. In addition, as disclosed in our annual report on Form 20-F, our business is seasonal and our passenger revenues are generally higher in the first and fourth quarters of each year, during the Southern Hemisphere’s spring and summer. Finally, demand for air travel and cargo services is influenced by a number of factors beyond our control, including global, regional and national political and socioeconomic developments as well as changes in our competitive landscape, all of which could have a material impact on our ability to achieve the guidance disclosed herein.

4Q 2025 Results

FINANCIAL STATEMENTS PUBLICATION AND CONFERENCE CALL

LATAM Airlines Group S.A. filed its financial statements for the period ended December 31, 2025 with the Comisión para el Mercado Financiero (CMF) of Chile on February 3, 2026. These financial statements are available in Spanish and English at http://www.ir.latam.com For further inquiries, please contact the Investor Relations team at InvestorRelations@latam.com.

The Company will hold a conference call to discuss the fourth quarter 2025 financial results on February 4, 2026, at 8:00 am ET / 10:00 am Santiago.

Webcast Link: Click here
Participant Call Link: Click here

About LATAM Airlines Group S.A.:

LATAM Airlines Group S.A. and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to / from Europe, the United States, Oceania, Africa and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321Neo, A320, A320Neo, and A319 aircraft. Additionally, the Airbus 330, operated under short-term leases, is also part of the current operations.

LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliates's aircraft, they have a fleet of 20 freighters. They operate on the LATAM group network as well as international routes that are exclusively operated by freighters. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.

For LATAM press inquiries, please write to comunicaciones.externas@latam.com. Additional financial information is available at ir.latam.com.

4Q 2025 Results

LATAM Airlines Group S.A.
Consolidated Operational Statistics

	For the three month period ended December 31,			For the twelve month period ended December 31,
	2025	2024	% Change	2025	2024	% Change

System
Costs per ASK (US$ cents)	7.5	7.2	3.8%	7.1	7.3	(2.2%)
Adjusted Costs per ASK (US$ cents)	7.4	7.1	4.1%	7.1	7.2	(1.3%)
Costs per ASK ex fuel (US$ cents)	5.3	4.9	7.1%	4.9	4.8	2.7%
Adjusted Costs per ASK ex fuel (US$ cents)	5.3	4.9	7.6%	4.9	4.7	4.1%
Adjusted Passenger CASK ex fuel (US$ cents)	4.7	4.4	7.9%	4.4	4.2	4.6%
Fuel Gallons Consumed (millions)	376	354	6.3%	1,444	1,357	6.4%
Fuel Gallons Consumed per 1,000 ASKs	8.5	8.6	(1.3%)	8.5	8.6	(1.6%)
Fuel Price (with hedge) (US$ per gallon)	2.58	2.63	(2.1%)	2.63	2.93	(9.9%)
Fuel Price (without hedge) (US$ per gallon)	2.58	2.57	0.2%	2.62	2.91	(10.0%)
Average Trip Length (km)	1.638	1.632	0.4%	1.649	1.623	1.5%
Total Number of Employees (average)	40,263	37,767	6.6%	39,507	36,960	6.9%
Total Number of Employees (end of the period)	41,125	38,664	6.4%	41,125	38,664	6.4%

Passenger
ASKs (millions)	44,175	41,022	7.7%	170,812	157,931	8.2%
RPKs (millions)	37,585	35,082	7.1%	144,110	133,138	8.2%
Passengers Transported (thousands)	22,952	21,501	6.7%	87,414	82,007	6.6%
Load Factor (based on ASKs) %	85.1%	85.5%	(0.4pp)	84.4%	84.3%	0.1pp
Yield based on RPKs (US$ cents)	9.2	8.2	12.3%	8.8	8.4	3.7%
Revenues per ASK (US$ cents)	7.8	7.0	11.7%	7.4	7.1	3.8%

Cargo
ATKs (millions)	2,138	2,142	(0.2%)	8,313	8,066	3.1%
RTKs (millions)	1,149	1,198	(4.1%)	4,427	4,330	2.2%
Tons Transported (thousands)	262	270	(3.0%)	1,007	998	0.9%
Load Factor (based on ATKs) %	53.8%	55.9%	(2.1pp)	53.3%	53.7%	(0.4pp)
Yield based on RTKs (US$ cents)	37.0	39.2	(5.7%)	37.4	36.9	1.1%
Revenues per ATK (US$ cents)	19.9	21.9	(9.4%)	19.9	19.8	0.3%

Note: Adjusted figures include adjustments to add back the effect of other gains and losses, variable Aircraft Rental expenses (non-cash P&L effect) and employee compensation associated with the Corporate Incentive Plan. Adjusted Passenger CASK ex fuel also excludes cargo costs associated with belly and freighter operations.

4Q 2025 Results

LATAM Airlines Group S.A.
Consolidated Financial Results for the Fourth Quarter 2025 (in thousands of US Dollars)

	For the three month period ended December 31,
	2025	Adjustments	2025 Adjusted	2024 Adjusted	% Change
REVENUE
Passenger	3,449,875	—	3,449,875	2,867,457	20.3%
Cargo	424,801	—	424,801	469,885	(9.6%)
Other Income	74,372	—	74,372	57,838	28.6%
TOTAL OPERATING REVENUE	3,949,048	—	3,949,048	3,395,180	16.3%
EXPENSES
Wages and Benefits	(554,709)	(13,160)	(567,869)	(432,790)	31.2%
Aircraft Fuel	(968,495)	—	(968,495)	(930,093)	4.1%
Commissions to Agents	(73,224)	—	(73,224)	(53,528)	36.8%
Depreciation and Amortization	(468,068)	—	(468,068)	(402,620)	16.3%
Other Rental and Landing Fees	(411,751)	—	(411,751)	(362,970)	13.4%
Passenger Services	(111,524)	—	(111,524)	(94,607)	17.9%
Aircraft Maintenance	(264,508)	—	(264,508)	(233,517)	13.3%
Other Operating Expenses	(422,476)	—	(422,476)	(421,775)	0.2%
Other gains/(losses)	(17,780)	17,780	—	—	n.m
TOTAL OPERATING EXPENSES	(3,292,535)	4,620	(3,287,915)	(2,931,900)	12.1%
OPERATING INCOME/(LOSS)	656,513	4,620	661,133	463,280	42.7%
Operating Margin	16.6%	0.1pp	16.7%	13.6%	3.1pp
Interest Income	45,918	—	45,918	33,711	36.2%
Interest Expense	(157,452)	—	(157,452)	(306,388)	(48.6%)
Foreign exchange gains	5,110	(5,110)	—	—	n.m
Result of indexation units	52	(52)	—	—	n.m
INCOME/(LOSS) BEFORE TAXES	550,141	(542)	549,599	190,603	188.3%
Income Taxes	(65,917)	—	(65,917)	(18,410)	258.0%
NET INCOME/(LOSS)	484,224	(542)	483,682	172,193	180.9%
Attributable to:
Owners of the parent company	484,289	(542)	483,747	174,443	177.3%
Non-controlling interest	(65)	—	(65)	(2,250)	(97.1%)
NET INCOME/(LOSS) attributable to the owners of the parent company	484,289	(542)	483,747	174,443	177.3%
Net Margin attributable to the owners of the parent company	12.3%	0.0pp	12.2%	5.1%	7.1pp
Effective Tax Rate	(12.0%)	0.0pp	(12.0%)	(9.7%)	-2.3pp
Financial Metrics for the Fourth Quarter 2025
	For the three month period ended December 31,
	2025		2024		Change (%)
Diluted Earnings per ADS (US$)	1.69		0.90		87.5%
Diluted Earnings per Share (US$)	0.000843		0.000450		87.5%
Adjusted EBITDAR (in thousands of US Dollars)	1,129,201		865,900		30.4%
Adjusted EBITDAR Margin	28.6%		25.5%		3.1pp

Note: Adjustments include adjustments to add back the effect of other gains and losses, variable Aircraft Rental expenses (non-cash P&L effect), employee compensation associated with the Corporate Incentive Plan, foreign exchange gains and results of indexation units.

4Q 2025 Results

LATAM Airlines Group S.A.
Consolidated Financial Results for the twelve-month period ended December (in thousands of US Dollars)

	For the twelve month period ended December 31,
	2025	Adjustments	2025 Adjusted	2024 Adjusted	Var. %
REVENUE
Passenger	12,611,528	—	12,611,528	11,233,287	12.3%
Cargo	1,653,528	—	1,653,528	1,599,756	3.4%
Other Income	229,934	—	229,934	200,669	14.6%
TOTAL OPERATING REVENUE	14,494,990	—	14,494,990	13,033,712	11.2%
EXPENSES
Wages and Benefits	(1,941,121)	18,212	(1,922,909)	(1,659,687)	15.9%
Aircraft Fuel	(3,804,821)	—	(3,804,821)	(3,970,077)	(4.2%)
Commissions to Agents	(252,670)	—	(252,670)	(230,127)	9.8%
Depreciation and Amortization	(1,736,098)	—	(1,736,098)	(1,447,656)	19.9%
Other Rental and Landing Fees	(1,638,809)	—	(1,638,809)	(1,470,057)	11.5%
Passenger Services	(382,252)	—	(382,252)	(331,918)	15.2%
Aircraft Maintenance	(862,647)	—	(862,647)	(815,916)	5.7%
Other Operating Expenses	(1,539,833)	—	(1,539,833)	(1,448,052)	6.3%
Other gains/(losses)	(1,201)	1,201	—	—	n.m
TOTAL OPERATING EXPENSES	(12,159,452)	19,413	(12,140,039)	(11,373,490)	6.7%
OPERATING INCOME/(LOSS)	2,335,538	19,413	2,354,951	1,660,222	41.8%
Operating Margin	16.1%	0.1pp	16.2%	12.7%	3.5pp
Interest Income	146,275	—	146,275	142,411	2.7%
Interest Expense	(721,416)	—	(721,416)	(881,950)	(18.2%)
Foreign exchange gains	(141,485)	141,485	—	—	n.m
Result of indexation units	(294)	294	—	—	n.m
INCOME/(LOSS) BEFORE TAXES	1,618,618	161,192	1,779,810	920,683	93.3%
Income Taxes	(155,057)	—	(155,057)	(16,489)	840.4%
NET INCOME/(LOSS)	1,463,561	161,192	1,624,753	904,194	79.7%
Attributable to:
Owners of the parent company	1,459,984	161,192	1,621,176	903,721	79.4%
Non-controlling interest	3,577	—	3,577	473	656.2%
NET INCOME/(LOSS) attributable to the owners of the parent company	1,459,984	161,192	1,621,176	903,721	79.4%
Net Margin attributable to the owners of the parent company	10.1%	1.1pp	11.2%	6.9%	4.3pp
Effective Tax Rate	(9.6%)	0.9pp	(8.7%)	(1.8%)	(6.9pp)
Financial Metrics for the twelve-month period ended December
	For the twelve month period ended December 31,
	2025		2024		Change (%)
Diluted Earnings per ADS (US$)	4.95		3.23		53.3%
Diluted Earnings per Share (US$)	0.002477		0.001616		53.3%
Adjusted EBITDAR (in thousands of US Dollars)	4,091,049		3,107,878		31.6%
Adjusted EBITDAR Margin	28.2%		23.8%		4.4pp

Note: Adjustments include adjustments to add back the effect of other gains and losses, variable Aircraft Rental expenses (non-cash P&L effect), employee compensation associated with the Corporate Incentive Plan, foreign exchange gains and results of indexation units.

4Q 2025 Results

LATAM Airlines Group S.A.
Consolidated Balance Sheet (in thousands of US Dollars)

	As of December 31,	As of December 31,
	2025	2024

Assets
Cash and cash equivalents	2,150,113	1,957,788
Other financial assets	70,544	67,295
Other non-financial assets	236,071	203,661
Trade and other accounts receivable	1,381,869	1,163,707
Accounts receivable from related entities	7	25
Inventories	458,566	438,530
Current tax assets	75,704	40,275
Total current assets other than non-current assets (or disposal groups) classified as held for sale	4,372,874	3,871,281

Non-current assets (or disposal groups) classified as held for sale	10,338	29,138

Total current assets	4,383,212	3,900,419

Other financial assets	52,139	53,772
Other non-financial assets	93,517	89,416
Accounts receivable	13,950	12,342
Intangible assets other than goodwill	1,129,961	1,000,170
Property, plant and equipment	11,947,014	10,186,697
Deferred tax assets	21,098	10,549
Total non-current assets	13,257,679	11,352,946
Total assets	17,640,891	15,253,365

Liabilities and shareholders' equity
Other financial liabilities	745,303	635,213
Trade and other accounts payables	2,684,846	2,133,572
Accounts payable to related entities	7,707	12,875
Other provisions	8,413	14,221
Current tax liabilities	31,950	6,281
Other non-financial liabilities	3,816,175	3,488,680
Total current liabilities	7,294,394	6,290,842

Other financial liabilities	7,343,223	6,515,238
Accounts payable	471,208	491,762
Other provisions	674,611	623,846
Deferred tax liabilities	338,674	312,677
Employee benefits	181,579	167,427
Other non-financial liabilities	—	140,244
Total non-current liabilities	9,009,295	8,251,194
Total liabilities	16,303,689	14,542,036

Share capital	4,418,110	5,003,534
Retained earnings	2,170,280	1,148,291
Treasury Shares	—	—
Other equity	39	39
Other reserves	(5,242,835)	(5,428,597)
Parent’s ownership interest	1,345,594	723,267
Non-controlling interest	(8,392)	(11,938)
Total equity	1,337,202	711,329
Total liabilities and equity	17,640,891	15,253,365

4Q 2025 Results

LATAM Airlines Group S.A.
Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of December 31,	As of December 31,
	2025	2024

Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services	15,518,592	14,037,848
Other cash receipts from operating activities	192,905	212,750

Payments for operating activities
Payments to suppliers for the supply goods and services	(9,564,720)	(9,458,249)
Payments to and on behalf of employees	(1,830,249)	(1,419,825)
Other payments for operating activities	(386,561)	(344,911)
Income taxes (paid)	(144,987)	(43,439)
Other cash inflows (outflows)	(47,884)	122,153

Net cash (outflow) inflow from operating activities	3,737,096	3,106,327

Cash flows from investing activities
Amounts raised from sale of property, plant and equipment	102,031	97,303
Purchases of property, plant and equipment	(1,775,818)	(1,325,463)
Purchases of intangible assets	(104,483)	(94,412)
Interest received	136,429	118,437
Other cash inflows (outflows)	62,018	34,469

Net cash (outflow) inflow from investing activities	(1,579,823)	(1,169,666)

Cash flows inflow (out flow) from financing activities
Payments to acquire or redeem the entity's shares	(584,837)	—
Amounts raised from long-term loans	1,349,140	1,750,060
Loans repayments	(1,023,072)	(2,004,542)
Payments of lease liabilities	(463,358)	(344,038)
Dividends paid	(605,181)	(174,838)
Interest paid	(600,740)	(717,634)
Other cash (outflows) inflows	(91,525)	(73,869)

Net cash inflow (outflow) from financing activities	(2,019,573)	(1,564,861)

Net (decrease) increase in cash and cash equivalents before effect of exchanges rate change	137,700	371,800
Effects of variation in the exchange rate on cash and cash equivalents	54,625	(128,773)
Net (decrease) increase in cash and cash equivalents	192,325	243,027

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	1,957,788	1,714,761

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	2,150,113	1,957,788

4Q 2025 Results

LATAM Airlines Group S.A.
Adjusted Free Cash Flow (in thousands of US Dollars)

Adjusted Free Cash Flow	For the three month period ended December 31,		For the twelve month period ended December 31,
	2025	2024	2025	2024

Adjusted EBITDAR	1,129,201	865,915	4,091,049	3,107,878

Changes in working capital	206,377	197,180	(23,961)	292,481
Cash taxes	(62,689)	(7,659)	(144,987)	(43,439)
Operating lease payments	(228,528)	(177,133)	(774,520)	(636,378)
Interest Income	42,794	30,665	136,429	118,437
Adj. Operating cash flow	1,087,155	908,968	3,284,010	2,838,979

Maintenance CapEx	(235,180)	(217,243)	(781,913)	(618,251)
CapEx for growth & Fleet CapEx Net of Financing	(241,763)	(326,964)	(672,355)	(921,584)
Adj. Investment cash flow *	(476,943)	(544,207)	(1,454,268)	(1,539,835)

Adj. Unlevered FCF	610,212	364,761	1,829,742	1,299,144
Interest on financial debt	(65,992)	(132,880)	(212,499)	(360,209)
Interest on finance leases	(20,182)	(15,928)	(77,079)	(69,249)
Adj. Levered FCF	524,038	215,953	1,540,164	869,686

Finance lease amortization	(136,083)	(30,424)	(323,072)	(198,774)
Non-Fleet Financial debt net amortization	—	(138,686)	90,120	(154,708)
Dividends paid	(311,785)	—	(605,181)	(174,549)
Other (Incl. Asset Sale, Fx and others)	57,922	(99,260)	75,131	(98,339)
Share repurchases	—	—	(584,837)	—
Adj. Financing & Others cash flow	(476,120)	(417,178)	(1,637,417)	(1,056,117)
Change in cash	134,092	(52,417)	192,325	243,027

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	2,016,021	2,010,205	1,957,788	1,714,761
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	2,150,113	1,957,788	2,150,113	1,957,788

Fleet Cash Cost	(373,139)	(214,848)	(1,132,053)	(877,771)

*Adjusted Investment cash flow is equivalent to total CapEx net of financing. A reconciliation table can be found on page 19.

Notes:

1) Adjusted EBITDAR includes adjustments to add back the effect of other gains and losses, variable Aircraft Rental expenses (non-cash P&L effect), employee compensation associated with the Corporate Incentive Plan, foreign exchange gains and results of indexation units.
2) Operating lease payments include variable Aircraft Rentals (Pay by the Hour “PBH”) and Operational Leases under IFRS 16 including amortization and interest (both fleet and non-fleet).
3) Maintenance CapEx primarily includes engine shop visits, aircraft c-checks and restocking of parts for existing operation, as well as CapEx associated with fleet projects that do not contribute additional capacity to the group's operations or add new features to the existing offered product.
4) Growth & Fleet CapEx (net of financing) includes CapEx associated with additional spare parts and engines, engine shop visits, aircraft c-checks and restocking of parts for additional operation, PDPs, fleet projects that contribute additional capacity or new features to the existing offered product and certain other strategic projects that add value, and fleet arrivals net of their financing.
5) Fleet Cash cost includes Finance lease amortization, interest on finance leases and operating lease payments (Excluding Non-fleet lease liabilities). Calculation can be found on page 18.

4Q 2025 Results

LATAM Airlines Group S.A.
Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of December 31,	As of December 31,
	2025	2024

Total Assets	17,640,891	15,253,365
Total Liabilities	16,303,689	14,542,036
Total Equity*	1,337,202	711,329
Total Liabilities and Shareholders equity	17,640,891	15,253,365

Fleet lease liabilities	3,574,031	3,145,675
Fleet financial debt	1,642,342	1,188,771
Total Fleet Debt	5,216,373	4,334,446
Total Non-Fleet Debt (includes non-fleet lease liabilities and non-fleet financial debt)	2,872,153	2,816,005
Total Gross Debt	8,088,526	7,150,451
Cash, cash equivalents and liquid investments	(2,150,113)	(1,957,788)
Total Net Debt	5,938,413	5,192,663
*Includes non-controlling interest.

LATAM Airlines Group S.A.
Main Financial Ratios

	As of December 31,	As of December 31,
	2025	2024

Cash, cash equivalents and liquid investments	2,150,113	1,957,788
Revolving Credit Facilities (RCF)	1,575,000	1,575,000
Liquidity (US$ thousands)	3,725,113	3,532,788
Liquidity as % of LTM revenues	25.7%	27.1%

Gross Debt (US$ thousands)	8,088,526	7,150,451
Gross Debt / Adjusted EBITDAR (LTM)	2.0x	2.3x

Net Debt (US$ thousands)	5,938,413	5,192,663
Net Debt / Adjusted EBITDAR (LTM)	1.5x	1.7x

Note: Adjusted EBITDAR (LTM) refers to Adjusted EBITDAR (Last Twelve Months) (US$ thousands). For the ratios as of December 31, 2025, and December 31, 2024, it is calculated using the last twelve months as of December 31, 2025 (US$4,091,049) and the full twelve months in 2024 (US$3,107,878).

4Q 2025 Results

LATAM Airlines Group S.A.
Consolidated Fleet

	As of December 31, 2025
	Aircraft on Property, Plant & Equipment	Aircraft on Right of Use under IFRS16	Total

Passenger Aircraft
Boeing 767-300ER	9	—	9
Boeing 777-300ER	10	—	10
Boeing 787-8	6	4	10
Boeing 787-9	2	26	28
Airbus A319-100	11	28	39
Airbus A320-200	86	49	135
Airbus A320-Neo	7	44	51
Airbus A321-200	30	19	49
Airbus A321-Neo	3	14	17
TOTAL	164	184	348

Short-term leases
Airbus A330-200	—	3	3
TOTAL	—	3	3

Cargo Aircraft
Boeing 767-300F	19	1	20
TOTAL	19	1	20

TOTAL FLEET	183	188	371

Note: This table includes 1 Boeing 767-300F that was reclassified from Property, Plant and Equipment to Assets Held for Sale.

4Q 2025 Results

LATAM Airlines Group S.A.
Reconciliation of Reported Amounts to Non-GAAP Items (in thousands of US Dollars)

LATAM Airlines Group S.A. ("LATAM" or "the Company") prepares its financial statements under “International Financial Reporting Standards” (“IFRS”) as issued by the IASB, however, for ease of presentation and comparison, the Income Statement in this report is presented in an Adapted by Nature Format. On some occasions, adjustments to these Income Statement figures are made for Special Items. These adjustments to include or exclude special items allows management an additional tool to understand and analyze its core operating performance and allow for more meaningful comparison in the industry. Therefore, LATAM believes these non-GAAP financial measures, derived from the consolidated financial statements but not presented in accordance with IFRS, may provide useful information to investors and others. In this table, you can find a reconciliation of the IFRS and the Adapted by Nature Format as LATAM reports its Income Statement in this earnings release for ease of comparison and further disclosure, as well as the adjustments made for Special Items.

These non-GAAP items may not be comparable to similarly titled non-GAAP items of other companies and should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. The tables below show these reconciliations:

	For the three month period ended December 31,			For the twelve month period ended December 31,
	2025	2024	% Change	2025	2024	% Change

Cost of sales	(2,717,433)	(2,417,703)	12.4%	(10,104,884)	(9,565,899)	5.6%
Distribution costs	(159,186)	(144,327)	10.3%	(578,971)	(606,207)	(4.5%)
Administrative expenses	(246,835)	(244,879)	0.8%	(870,484)	(824,493)	5.6%
Other expenses	(151,300)	(153,269)	(1.3%)	(603,912)	(459,842)	31.3%
Other gains/(losses)	(17,780)	15,494	(214.8%)	(1,201)	(36,223)	(96.7%)
TOTAL OPERATING EXPENSES	(3,292,534)	(2,944,684)	11.8%	(12,159,452)	(11,492,664)	5.8%
Other gains/(losses)	17,780	(15,494)	(214.8%)	1,201	36,223	(96.7%)
Adjustments for Corporate Incentive Plan	(13,160)	27,319	(148.2%)	18,212	78,787	(76.9%)
Aircraft rentals expense	—	960	(100.0%)	—	4,164	(100.0%)
ADJUSTED TOTAL OPERATING EXPENSES	(3,287,914)	(2,931,899)	12.1%	(12,140,039)	(11,373,490)	6.7%

TOTAL OPERATING EXPENSES	(3,292,534)	(2,944,684)	11.8%	(12,159,452)	(11,492,664)	5.8%
Aircraft fuel expenses	968,495	930,093	4.1%	3,804,821	3,970,077	(4.2%)
Operating Expenses (Ex-Fuel)	(2,324,039)	(2,014,591)	15.4%	(8,354,631)	(7,522,587)	11.1%
ASKs (millions)	44,175	41,022	7.7%	170,812	157,931	8.2%
CASK (Ex-Fuel)	(5.3)	(4.9)	7.1%	(4.9)	(4.8)	2.7%

ADJUSTED TOTAL OPERATING EXPENSES	(3,287,914)	(2,931,899)	12.1%	(12,140,039)	(11,373,490)	6.7%
Aircraft fuel expenses	968,495	930,093	4.1%	3,804,821	3,970,077	(4.2%)
Adjusted Operating Expenses (Ex-Fuel)	(2,319,419)	(2,001,806)	15.9%	(8,335,218)	(7,403,413)	12.6%
ASKs (millions)	44,175	41,022	7.7%	170,812	157,931	8.2%
ADJUSTED CASK Ex-Fuel (US$ cents)	(5.3)	(4.9)	7.6%	(4.9)	(4.7)	4.1%

Operating lease payments	(228,528)	(177,133)	29.0%	(774,520)	(636,378)	21.7%
Interest on finance leases	(20,182)	(15,928)	26.7%	(77,079)	(69,249)	11.3%
Finance lease amortization	(136,083)	(30,424)	347.3%	(323,072)	(198,774)	62.5%
Non-fleet lease liabilities	11,654	8,637	34.9%	42,618	26,630	60.0%
FLEET CASH COSTS	(373,139)	(214,848)	73.7%	(1,132,053)	(877,771)	29.0%

NET INCOME/(LOSS)	484,224	269,690	79.5%	1,463,561	977,445	49.7%
Income Taxes	65,918	18,410	258.1%	155,057	16,489	840.4%
Interest Expense	157,452	306,388	(48.6%)	721,416	881,950	(18.2%)
Interest Income	(45,918)	(33,711)	36.2%	(146,275)	(142,411)	2.7%
Depreciation and Amortization	468,068	402,620	16.3%	1,736,098	1,447,656	19.9%
EBITDA	1,129,744	963,397	17.3%	3,929,857	3,181,129	23.5%
Aircraft rentals expense	—	960	(100.0%)	—	4,164	(100.0%)
EBITDAR	1,129,744	964,357	17.1%	3,929,857	3,185,293	23.4%
Other gains/(losses)	17,780	(15,494)	(214.8%)	1,201	36,223	(96.7%)
Foreign exchange gains/(losses)	(5,110)	(105,449)	n.m	141,485	(172,917)	n.m
Results of indexation units	(52)	(4,831)	(98.9%)	294	(19,508)	(101.5%)
Adjustments for Corporate Incentive Plan	(13,160)	27,319	(148.2%)	18,212	78,787	(76.9%)
ADJUSTED EBITDAR	1,129,202	865,902	30.4%	4,091,049	3,107,878	31.6%

4Q 2025 Results

	For the three month period ended December 31,			For the twelve month period ended December 31,
	2025	2024	% Change	2025	2024	% Change

Purchases of property, plant and equipment	(497,783)	(545,456)	(8.7)%	(1,775,818)	(1,325,463)	34.0%
Purchases of intangible assets	(28,699)	(34,342)	(16.4)%	(104,483)	(94,412)	10.7%
Reconciled by:
Leased Maintenance Capitalizations	(64,461)	(63,409)	1.7%	(185,005)	(246,429)	(24.9)%
Capital raised for fleet related financing	114,000	99,000	n.m	559,020	99,000	n.m
Financing of Pre delivery payments	—	—	n.m	—	—	n.m
Recoveries of credits and Guarantee deposit received from assets*	—	—	n.m	52,018	27,469	89.4%
Insurance recovery	—	—	n.m	—	—	n.m
TOTAL CAPEX NET OF FINANCING	(476,943)	(544,207)	(12.4%)	(1,454,268)	(1,539,835)	(5.6%)

Net income attributable to owners of the parent company	484,289	271,938	78.1%	1,459,984	976,972	49.4%
Weighted average number of shares, diluted	574,219,895	604,441,789	(5.0%)	589,306,002	604,441,789	(2.5%)
DILUTED EARNINGS PER SHARE (US$)	0.00084	0.00045	87.5%	0.00248	0.00162	53.3%
DILUTED EARNINGS PER ADS (US$)	1.69	0.90	87.5%	4.95	3.23	53.3%

*For the twelve month period ended December 31, 2024, excludes US$7 million related to advanced payments arising from the sale of assets in the period. For the three-month period and twelve month period ended December 31, 2025, excludes US$10 million related to the same purposes.